Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Excerpt from the Notice of the 33rd Annual General Meeting of Shareholders

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Strategic Acquisition of Sprint (U.S.)

On October 15, 2012, the Company and Sprint, the third largest mobile communications operator in the U.S., entered into a series of definitive agreements under which the Company will invest approximately $20.1 billion (approximately ¥1.65 trillion) in Sprint and make it a subsidiary by purchasing approximately 70% of Sprint shares. Of the $20.1 billion, $12.1 billion will be paid to Sprint shareholders and $8.0 billion of new capital will be used, amongst other purposes, to strengthen Sprint’s balance sheet. The Company entered into foreign currency forward contracts for the funds of approximately $20.1 billion at the rate of ¥82.20 to $1.00.
Regarding the acquisition procedure of Sprint, the matter is currently under regulatory review* and closing is expected on July 1, 2013, in conjunction with the approval of Sprint shareholders.

*	As of the end of April 2013

Current status of Sprint

Sprint’s earnings results for the fiscal year ended December 2012 are shown in the chart on the right. Sprint posted a net loss for the fiscal year, mainly due to the posting of temporary costs including an accelerated depreciation of equipment in conjunction with shutting down of the old second generation mobile phone service in June 2013. After terminating its second generation mobile phone service, Sprint plans to introduce LTE service.

Towards creation of synergies at both companies

The Company and Sprint are currently deepening mutual understanding of each other’s business environment and operational status by holding frequent meetings between executive management, either face-to-face or through video conferencing systems. This will allow us to generate synergies immediately after acquiring management control in Sprint.